Mail Stop 6010	June 22, 2006

Rajesh Shrotriya
Chief Executive Officer
Spectrum Pharmaceuticals, Inc.
157 Technology Drive
Irvine, CA 92618

RE: 	Spectrum Pharmaceuticals, Inc.
	Form S-3 filed June 14, 2006
Registration No. 115759

Dear Mr. Shrotriya:

      This is to advise you that we are not conducting a full review of the Form S-3 filed by Spectrum Pharmaceuticals, Inc. (the "Company") on June 14, 2006. However, we will be monitoring the filing in connection with certain Section 5 issues relating to offer and sale.

	Specifically, we note that a substantial number of shares being registered for resale have not been issued and may not be issued unless certain condition precedents are met. Please provide us with an analysis explaining how the company can register the resale of the shares that have not yet been issued. Please file the analysis as correspondence on EDGAR.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      As appropriate, please amend your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation.

      Any questions should be directed to Zafar Hasan, Attorney-
Advisor, at (202) 551-3653.

								Sincerely,



								Jeffrey Riedler
								Assistant Director


cc:  	Cary Hyden
	Latham & Watkins
	650 Town Center Drive
	Costa Mesa, CA 92626
	(714) 755-8290
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